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                              June 30, 2023

       Barry Sloane
       Chief Executive Officer
       NewtekOne, Inc.
       4800 T Rex Avenue, Suite 120
       Boca Raton, FL 33431

                                                        Re: NewtekOne, Inc.
                                                            Supplemental
Correspondence
                                                            Submitted June 20,
2023
                                                            File No. 333-269452

       Dear Barry Sloane:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2023 letter.

       Supplemental Correspondence submitted June 20, 2023

       General

   1. We note your conclusion on page 5 of your response that, as of March 31, 2023, investment securities
represented 39.12% of NSBF   s assets. Please specifically describe
                                                        (i)    the broker
receivable,    (ii) amounts    due from related parties    (including whether
                                                        such amounts are due
from    majority-owned subsidiaries    as defined in the Investment
                                                        Company Act of 1940
(the    Act   )), and (iii) cash items (including whether, and in what
                                                        amounts, such items
include certificates of deposit and other type of asset) on your balance sheet. In
addition, please discuss your legal basis for your proposed treatment of these assets for
purposes of section 3(a)(1)(C).
 Barry Sloane
FirstName  LastNameBarry Sloane
NewtekOne,   Inc.
Comapany
June       NameNewtekOne, Inc.
     30, 2023
June 30,
Page 2 2023 Page 2
FirstName LastName
2.       Your discussion regarding the company   s status under section
3(a)(1)(A) of the Act
         appears to focus on whether the company is    holding itself out as an
investment
         company..." Please confirm that you also believe that you are not engaged primarily in the business of investing in securities. In this regard, we note that a company would meet the definition of an investment company under section 3(a)(1)(A) if it is or holds itself
         out   .    See section 3(a)(1)(A) (emphasis added).
3. Please update your risk disclosure to describe the risk that the company may meet the definition of an investment company under sections 3(a)(1)(A) and 3(a)(1)(C) of the Act.
         Please specifically address (i) the Securitization Trusts    reliance
on Rule 3a-7 under the
         Act and (ii) your conclusion that the Company is not an investment company under section 3(a)(1)(A) or under section 3(a)(1)(C), together with a description of your bases for your belief.
        You may contact William Schroeder at (202) 551-3294 or Ben Phippen at
(202) 551-
3697 if you have questions regarding comments on the financial statements and related matters.
Please contact Madeleine Mateo at (202) 551-3465 or Tonya K. Aldave at (202) 551- 3601 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Jared Fishman, Esq.